Litorium Group Corp.

5 Fuxin Complex North, #402,

Manzhouli, Inner Mongolia, China 021400

Tel.  +852-8191-7360

Email: litoriumgroup@yandex.com

July 21, 2017

Mr. Bernard Nolan

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Litorium Group Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed June 30, 2017

       File No. 333-217057

Dear Ms. Bernard Nolan,

Litorium Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated July 11, 2017 (the "Comment Letter"), with reference to the Company's Amendment No.1 to Registration Statement on Form S-1 filed with the Commission on June 30, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Risk Factors

“We will incur ongoing costs and expenses for SEC reporting . . . ,” page 12

1. Based on your response to prior comment 6, it is unclear whether you intend to register your securities under the Exchange Act. If you do not intend to file an Exchange Act registration statement, revise to explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Our response: We have added a risk factor to explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Unaudited Financial Statements, page F-9

2. If you continue to state, as you do on page 26, that the financial statements have been reviewed by your independent registered public accounting firm, then you must revise to include the accountant’s review report on the interim financial statements pursuant to Rule 10-01(d) of Regulation S-X.

Our response: We have revised to include the accountant’s review report on the interim financial statements pursuant to Rule 10-01(d) of Regulation S-X.

Please direct any further comments or questions you may have to the company at litoriumgroup@yandex.com

Thank you.

Sincerely,

/S/ Maria Manzey

Maria Manzey, President